EXHIBIT 99.1

FLNG Hilli – Customer option exercise of TTF linked production

Golar LNG Limited ("Golar") announces today that Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), together the customer of FLNG Hilli (“Hilli”), have elected to exercise 0.2 million tons per annum (“MTPA”) of their optional Dutch Title Transfer Facility (“TTF”) linked production volumes from 2023 to July 2026, continuing Hilli’s 2022 production volume of 1.4 million tons per annum.

The tariff for the 0.2 MTPA from January 2023 to July 2026 is linked to TTF gas prices. Based on current average 2023 TTF gas prices ($45.49/MMBtu) the 0.2 MTPA of production can generate US$135 million of incremental annual Adjusted EBITDA to Golar. For each US$1.00/MMBtu change in TTF, this Adjusted EBITDA will increase (or decrease) by US$3.2million. The total value of the 0.2 MTPA production from 2023 until July 2026 is approximately $267 million in Adjusted EBITDA to Golar based on current TTF forward prices.

Hence Hilli will continue with three components to its Adjusted EBITDA generation; a fixed tariff, a Brent oil linked tariff, and a TTF gas price linked tariff. At current forward prices for 2023, Golar’s share of annual distributable Hilli Adjusted EBITDA is expected to be approximately $286 million (fixed tariff of $65 million, Brent oil linked earnings of $86 million, and TTF linked earnings of approximately $135 million). Golar’s share of total annual debt service for Hilli’s contractual debt is approximately $50 million (debt amortization of approximately $29 million and interest of approximately $21 million). Hilli is therefore expected to generate significant free cash flow to equity for the reminder of the fixed contract. Golar may enter into hedging transactions to reduce the sensitivity of the commodity linked components of Hilli’s future earnings, as we have done in 2022.

Golar CEO Karl Fredrik Staubo commented: “We are pleased to see continued TTF linked gas volumes from Hilli through the rest of the existing contract, maturing in July 2026. These confirmed additional volumes combined with Hilli’s outstanding operational track record will add significant free cash flow generation near term with no incremental capex”.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

July 27, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act